Exhibit 99.1

TUANCHE ANNOUNCES CLOSING OF LONGYE ACQUISITION

BEIJING, January 13, 2020 (GLOBE NEWSWIRE) – TuanChe Limited ("TuanChe" or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced that the closing of the acquisition transaction (the “Closing”) pursuant to the share purchase agreement (the “Agreement”) with, among other parties, Longye International Limited, a company incorporated in the Cayman Islands (“Longye”), took place on January 13, 2020 (the “Closing Date”). Following the Closing, the Company has acquired the entire equity interest in Longye for a consideration of RMB200 million in the form of a combination of cash and the Company’s securities.

The Company had extended a bridge loan of an amount of U.S. dollar equivalent to RMB100 million upon the execution of the Agreement and other related documents. On the Closing Date, the Company credited this bridge loan to the cash portion of the purchase price, and issued 8,366,444 Class A ordinary shares of the Company (“Consideration Shares”) to the selling shareholders of Longye in satisfaction of the securities portion of the total consideration. The Consideration Shares are calculated by dividing a US-dollar equivalent of RMB100 million by the average closing price of the Company’s Class A ordinary shares (as represented by American depositary shares) during the thirty-day period ended on May 10, 2019. As of the Closing Date, 20% of the Consideration Shares had fully vested, while the remaining Consideration Shares remain subject to contractual restrictions on transfer. On January 1, 2021, and January 1, 2022, the contractual restrictions related to 30% and 50% of the total Consideration Shares will be lifted, respectively.

Longye was established in June 2013 and is a leading system developer that develops and implements social customer relationship management (social CRM) cloud systems for China’s automotive industry. Longye’s principal software as a service (SaaS) product, Cheshangtong, provides China’s auto dealers with social CRM services based on a system that facilitates the effective flow of information between auto dealers and customers. In particular, Cheshangtong empowers auto dealers to integrate their online and offline operations, manage their customer data, improve customer stickiness, implement social media marketing strategies, and improve operational efficiency. By acquiring Longye, the Company expects to further improve its core competencies in innovating product offerings, enhancing sales capabilities, optimizing marketing channels, and streamlining daily operations.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, of the anticipated benefits from acquiring Longye, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

TuanChe Limited

Cynthia Tan

Tel: +86-10-6398-6232

Email: ir@tuanche.com

ICR, Inc.

Jack Wang

Tel: +1-646-405-6148

Email: tuanche@icrinc.com